

82-3459

SUPPL

INOVISION SOLUTIONS INC.

Financial Statements

January 31, 2003


PROCESSED
MAY 29 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING
RECEIVED
APR 08 2003
WASH. D.C. 155 SECTION

Index

dlw 5/20

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

NOTICE TO READER

We have compiled the balance sheet of **Inovision Solutions Inc.** as at January 31, 2003 and the statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada
February 17, 2003

Chartered Accountants



QUARTERLY REPORT **BC FORM 51-901F** **Schedule A**

ISSUER DETAILS

For Quarter Ended:	January 31, 2003
Date of Report:	February 17, 2003
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184


SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 8 2003
155
WASH. D.C.

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	March 28, 2003
Director's Name:	Judy Pullman	Date signed:	March 28, 2003

INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

		January 31 2003		October 31 2002
ASSETS				
Current				
Cash and cash equivalents	$	1,935	$	11,253
Loan receivable		100		100
Refundable deposit		30,000		30,000
Prepaid expenses		-		1,945
		32,035		43,298
Capital assets		2,362		-
	$	34,397	$	43,298
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	17,429	$	17,796
Due to a director, non-interest bearing and unsecured		6,854		2,454
		24,283		20,250
SHARE CAPITAL AND DEFICIT				
Share capital (Note 3)		2,671,227		2,671,227
Deficit		(2,661,113)		(2,648,179)
		10,114		23,048
	$	34,397	$	43,298

Approved by the Directors:  Daniel McGee  Judy Pullman

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended January 31 2003	Three months ended January 31 2002
Expenses		
Amortization	$ 92	$ -
Consulting fee	500	-
Listing and transfer agent fees	827	2,182
Management fees	7,500	7,500
Office and miscellaneous	824	93
Professional fees	791	3,000
Rent	900	900
Travel and promotion	1,500	1,500
	12,934	15,175
Loss for the period	(12,934)	(15,175)
Deficit, beginning of period	(2,648,179)	(2,542,920)
Deficit, end of period	$ (2,661,113)	$ (2,558,095)
Loss per share - basic and diluted	$ (0.00)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	3,123,368	1,008,368

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended January 31 2003	Three months ended January 31 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (12,934)	$ (15,175)
Adjustment for item not involving cash:		
- amortization	92	-
	(12,842)	(15,175)
Change in non-cash working capital item:		
- prepaid expenses	1,945	-
- accounts payable and accrued liabilities	(367)	3,286
	(11,264)	(11,889)
Cash flows from financing activities		
Increase in amounts due to a director	4,400	6,975
Investors' deposits	-	78,000
	4,400	84,975
Cash flows used in investing activities		
Purchase capital assets	(2,454)	-
Increase (decrease) in cash and cash equivalents	(9,318)	73,086
Cash and cash equivalents, beginning of period	11,253	1,550
Cash and cash equivalents, end of period	$ 1,935	$ 74,636

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2002. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

Effective November 1, 2002, the Company adopted a new standard for the accounting for *Stock-based compensation and other stock-based payments* ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after November 1, 2002 and chosen not to recognize any compensation when stock options are granted to employees under stock option plans with no cash settlement features. However, as required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options under the fair value method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates; dividend yields; volatility factors of the expected market price of the Company's common shares; and expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The Company did not grant any options in the three months ended January 31, 2003 and, as such no compensation expense was recognized and no pro forma disclosure of the effect of accounting for these awards under fair value method was provided.

INOVISION SOLUTIONS INC.

Notes to Financial Statements
Three Months Ended January 31, 2003
(Unaudited – See Notice to Reader)

3. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued: 3,123,368 common shares. There have been no changes during the period.

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at January 31, 2003:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

4. Related Party Transactions

The Company incurred the following expenses to a director:

	2003	2002
Management fees	$ 7,500	$ 7,500
Rent	900	900
Travel and promotion	1,500	1,500
	$ 9,900	$ 9,900

QUARTERLY REPORT BC FORM 51-901F Schedules B & C

ISSUER DETAILS

For Quarter Ended:	January 31, 2003
Date of Report:	February 17, 2003
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.



Director's Name: Daniel McGee Date signed: March 20, 2003



Director's Name: Judy Pullman Date signed: March 20, 2003

INOVISION SOLUTIONS INC.

SCHEDULE B: Quarterly Report Supplementary Information

Three Months Ended January 31, 2003

1. Analysis of expenses and deferred costs: see Schedule A

2. Related party transactions: see Schedule A

3. Summary of securities issued and options granted during the period: Nil

4. Summary of securities as at January 31, 2003:

    a) Authorized share capital: 100,000,000 common shares without par value

    b) Issued share capital: 3,123,368 common shares

    c) Options outstanding: 140,000 at exercise price of $0.36 each, expiring February 20, 2007

    d) Warrants outstanding: Nil

    e) Number of shares held in escrow: 93,750 shares

5. Directors as at report date:

    Daniel McGee
    Edward Muir
    Judy Pullman

6. Officers as at report date:

Daniel McGee :	President
Judy Pullman:	Secretary

INOVISION SOLUTIONS INC.

SCHEDULE C: Management Discussion and Analysis

Year Ended October 31, 2002 and the Three Months Ended January 31, 2003

Description of Business

Inovision Solutions Inc. ("Inovision") has been an investor in high technology proprietary projects since 1992, none of which to date have given raise to any source of revenue. The Company has not had a successful project brought to market within its computer/video related activities. The Company has been successful in networking with technology experts and, as a result, has recently been able to review several potential activities incorporating various technologies that would be available to Inovision. The Company will remain within the development stage, however, it expects to make direct incursions into the niche areas it has reviewed utilizing these existing technologies.

Discussion of Operations & Financial Conditions

The Company devoted its activities to investigating potential wind farm projects in relation to technology which had been provided during that time. The technology for wind monitoring was also included within discussions with potential business partners in the industry. Mr. Ciahurski was not able to provide services relevant to development within alternate wind energy development at this time and has agreed to return the advanced fee of $30,000 to Inovision Solutions Inc.

Inovision Solutions Inc. has entered into discussions with a private Canadian company who is completing Research and Development for agriculture and energy projects. The Company is completing current audited financial statements, along with a business plan and feasibility outlines in order to move forward with their projects. Subsequent to review, Inovision expects to complete a memorandum of understanding to participate within that Company's development plans. The projects may lead into design and manufacture of new equipment related to agriculture and also into the alternate energy field.

As of the date of this Report, the Company has approximately $11,000 on hand and liabilities in the amount of $17,000

Throughout the four quarters, the major portion of the expense incurred by the Company involved administration and professional fees. The same is true for the quarter ending January 31, 2003.

Significant Expenditures

Professional fees where $32,820 of which $22,800 were legal fees and $10,020 were audit and accounting fees. In the prior year, professional fees were $28,614. Professional fees will rise and fall depending on extraordinary activities or demands as they arise based on the level of the Company's activity in pursuit of its business objectives

Significant expenditures in the quarter ending January 31, 2003 were strictly related to administration and professional fees and did not vary significantly from expenditures incurred in the same category in the prior year.

Related Party Transactions

Expenses for travel and promotion in the amount of $ 6,000.00 was paid to Daniel McGee, President of the Company as a reimbursement for travel expenses incurred.

For the year ending October 31, 2002, Mr. McGee received $30,000 for management fees. The arrangement with McGee continues to date with McGee receiving $2,500 per month for managing the affairs of the Company. The $2,500 per month fee is bases on an industry standard applied over many years to reporting issuers.

Liquidity and Solvency and Subsequent Events

In the second period ending April 30, 2002, the Company completed a private placement of 1,925,000 common shares at a price of $0.10 per share. The Private placement closed on February 21, 2002. In this same period the Company announced the grant of incentive stock options on 140,000 common shares at a price of $0.36 per share.

As of the end of October 31, 2002, the Company's working capital is $23,048 and as of January 31, 2003 the working capital has decreased to $7,752.

At no time during the reporting period has the Company had any third party investor relations arrangements.

The lawsuit commenced against the Company by David Bradley has been settled for 190,000 shares at the deemed price of $0.10 per share.

Financings, Principal Purposes and Milestones

While the Company remains in an acquisition mode, no milestones have been established for future expenditures. Milestones will be established in the future following a subsequent financing should the Company be successful in securing such financing.

Any acquisitions by the Company would be conditional upon the Company successfully raising further funds.